COURT INNOVATIONS

Expanding access to our courts for all citizens

MJ CARTWRIGHT

5 October 2016

Matterhorn™

BY COURT INNOVATIONS

WHY ONLINE CASE RESOLUTION?


ONLY





Matterhorn™
BY COURT INNOVATIONS

PLATFORM SOLUTION


ABC District Court
Online Review
Anytown, USA
Search
Traffic Ticket
Parking Ticket

Matterhorn
BY COURT INNOVATIONS

MATTERHORN PLATFORM SOLUTION



Traffic Ticket
Parking Ticket
Warrant
Amnesty
Prevention
Suspended License
Family Court Solutions
Small Claims



ONLINE/MOBILE PROCESSES

Civil Infractions

Step 1: Citizen

- Enters basic information

Step 2: Platform Triaging

- Checks initial eligibility and configurations

Step 3: Citizen

- Requests a review
- Provides information

Step 4: Law Enforcement

- Recommends offer based on request and situation

Step 5: Court/Citizen

- Accepts or rejects offer; sets fine. Final resolution notification sent to citizen

Matterhorn™
BY COURT INNOVATIONS

IMPACT AND COST SAVINGS

Cost Reduction

Combined court staff time per hearing

before
157
minutes

after
27.36
minutes

Combined court staff time with Matterhorn

Cost Reduction

10% reduction warrants issued

4 hours per each warrant

Fees Collected

before
1-2
months

Matterhorn cut case closure rate from 1-2 months to just 7.67 days

after
7-8 days

Matterhorn™
BY COURT INNOVATIONS

U.S. ANNUAL MARKET OPPORTUNITY



$40 M
current
$375+ M
1st expansion
$525+ M
2nd expansion

Matterhorn™
BY COURT INNOVATIONS

GO-TO-MARKET PLAN


Initial Pilots
Agreement with State of Michigan
Contracts With Courts
Build out Platform
Start National Outreach
National Scaling
Washtenaw County
Bay County
Highland Park
6/15
Today
Expanded applications

Matterhorn

MOMENTUM WITH COURTS

14A DC Washtenaw County MI	74th DC Bay County MI	30th DC Highland Park MI	54B DC East Lansing MI	29th DC Wayne City MI
61st DC Grand Rapids MI	54A DC Lansing MI	32A DC Harper Woods MI	65A DC Clinton County MI	55th DC Ingham County MI
63rd DC Kent County MI	16th DC Livonia MI	14B DC Ypsilanti Township MI	1st DC Monroe County MI	53rd DC Livingston County MI
22nd DC Inkster MI	46th DC Southfield MI	31st DC Hamtramck MI	Franklin County OH	

SALES CONVERSIONS

Known in Courts

- Influencers
- Conferences
- Referrals

Sales Pipeline

- Michigan (3-4 months)
- New States (6-10 months)

Implementation

- Same court system: 2 weeks
- New court system: 3-4 weeks

CORE TEAM



MJ Cartwright, CEO
startup experience, sold to J&J



Saaed Fattahi, CTO
startup experience, sold to Salesforce.com



Tracy Davis, Product



Kate MacEwen, Sales



Mike Losey, Customer Operations



JJ Prescott, Founder and Law Professor





Board: Ted Dacko, Jack Miner
startup experience, successful exits

Matterhorn™
BY COURT INNOVATIONS

SaaS BUSINESS MODEL

Select **applications**, determine **volumes**

Court pays setup fee and

- subscription and/or transaction-based

Upsell additional **applications**

COURT INNOVATIONS

Expanding access to our courts for all citizens

MJ CARTWRIGHT
mj@courtinnovations.com
734.878.3665

Matterhorn™
BY COURT INNOVATIONS